UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2015

Commission File Number

Novogen Limited

(Translation of registrant’s name into English)

16-20 Edgeworth David Ave, Hornsby, NSW 2077, Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark if the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐     No  ☑

If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novogen Limited (Registrant)

Lionel Mateo

Lionel Mateo

Company Secretary

Date 2 July 2015

NOVOGEN LIMITED

ABN 37 063 259 754

Interim Report

for the half-year ended December 31, 2014

Appendix 4D

NOVOGEN LTD – ACN 063 259 754

16-20 Edgeworth David Ave, Hornsby, NSW, 2077 | P: +61 (0) 2 9472 4100 - F: +61 (0) 2 9476 0388 | www.novogen.com

Novogen Limited
Appendix 4D
Half-year report

1. Company details

Name of entity:	Novogen Limited
ABN:	37 063 259 754
Reporting period:	For the half-year ended 31 December 2014
Previous period:	For the half-year ended 31 December 2013

2. Results for announcement to the market

				$

Revenues from ordinary activities	down	80.9%	to	5,565

Loss from ordinary activities after tax attributable to the owners of Novogen Limited	down	26.4%	to	(2,247,407)

Loss for the half-year attributable to the owners of Novogen Limited	down	26.4%	to	(2,247,407)

Dividends

There were no dividends paid, recommended or declared during the current financial period.

Comments

The loss for the consolidated entity after providing for income tax and non-controlling interest amounted to $2,247,407 (31 December 2013: $3,055,263).

For detailed commentary on results for the financial half-year, refer to ‘Review of operations’ in the Directors’ report.

3. Net tangible assets

	Reporting period Cents	Previous period Cents

Net tangible assets per ordinary security	2.53	1.57

4. Control gained over entities

Not applicable.

5. Loss of control over entities

Not applicable.

6. Dividends

Current period

There were no dividends paid, recommended or declared during the current financial period.

Previous period

There were no dividends paid, recommended or declared during the previous financial period.

7. Dividend reinvestment plans

Not applicable.

Novogen Limited
Appendix 4D
Half-year report

8. Details of associates and joint venture entities

Not applicable.

9. Foreign entities

Details of origin of accounting standards used in compiling the report:

Not applicable.

10. Audit qualification or review

Details of audit/review dispute or qualification (if any):

The financial statements were subject to a review by the auditors and the review report is attached as part of the Interim Report.

11. Attachments

Details of attachments (if any):

The Interim Report of Novogen Limited for the half-year ended 31 December 2014 is attached.

12. Signed

Signed	/s/ Graham Kelly	Date: 20 February 2015

Graham Kelly
Chairman
Sydney

Novogen Limited

ABN 37 063 259 754

Interim Report - 31 December 2014

Novogen Limited
Directors’ report
31 December 2014

The directors present their report, together with the financial statements, on the consolidated entity (referred to hereafter as the ‘consolidated entity’) consisting of Novogen Limited (referred to hereafter as the ‘company’ or ‘parent entity’) and the entities it controlled at the end of, or during, the half-year ended 31 December 2014.

Directors

The following persons were directors of Novogen Limited during the whole of the financial half-year and up to the date of this report, unless otherwise stated:

Prof. Graham E Kelly

Steven Coffey

John O’Connor

Dr Peter Gunning

Iain Ross (resigned on 20 November 2014)

Principal activities

During the financial half-year the principal continuing activity of the consolidated entity consisted of drug discovery. The consolidated entity is a biotechnology company engaged in the development of novel therapeutics across a wide range of human diseases and disorders.

Review of operations

The loss for the consolidated entity after providing for income tax and non-controlling interest amounted to $2,247,407 (31 December 2013: $3,055,263).

The operations of the consolidated entity revolve around two technology platforms that are proprietary to the consolidated entity and which are being investigated as sources of novel therapeutics for a range of degenerative diseases.

The key points of progress made in the last half-year are:

•	Identification of the 4 lead anti-cancer drug candidates

•	Confirmation that the consolidated entity has the basis of a regenerative medicine program

1. Super-benzopyran (SBP) drug technology

1.1 Oncology

The consolidated entity identified by the end of 2014 its 3 lead anti-cancer SBP drug candidates. The underlying principal of this program of drug discovery is the ability to kill the full hierarchy of cells within a tumor, including the cancer stem cells and the cancer progenitor cells.

The three lead candidates are: TRXE-002, TRXE-009 and TRXE-0025.

TRXE-002 is the active ingredient in Cantrixil, a construct designed to be injected into body cavities such as the peritoneal cavity and the pleural cavities. The last 6 months saw Cantrixil commence its formal pre-clinical work-up ahead of entering the clinic in 2015. Both large-scale manufacturing and animal toxicology study contracts were entered into. The decision was made to target malignant ascites in the first-in-man study. Two Australian hospitals were selected as study sites and the supervising Investigators appointed.

TRXE-009 was confirmed as having strong anti-cancer activity against the paediatric cancers, medulloblastoma, diffuse intrinsic pontine glioma and neuroblastoma, adding to the known potency against glioblastoma cells, and confirming a preferential activity against neural tumors. Strong activity also was identified against melanoma, leading the consolidated entity to the belief that the action of this drug represented a therapeutic link between tumours of cells with an embryonic lineage extending back to the neural tube and the neural crest. Up until this point, the planned use of TRXE-009 was in both paediatric and adult primary brain cancers; with the revealed activity against melanoma, the consolidated entity made the decision to extend first-in-man studies into malignant melanoma, and metastatic melanoma of the brain in particular.

TRXE-0025 emerged from the consolidated entity’s medicinal chemistry program as a drug with a high preference for prostate cancer cells. This molecule will enter a formal pre-clinical program, in particular to assess its ability to kill prostate cancer stem cells, in 2015.

Novogen Limited
Directors’ report
31 December 2014

1.2 Degenerative Diseases Program

This program (known as Project Jacob Hope) continued with the aim of identifying SBP compounds with the ability to promote the activity of stem cells with success in a number of exploratory studies. The key progress in this area was the decision to focus on 3 areas:

•	Fascioscapulohumeral Disease (FSHD)

•	Alzheimer’s Disease

•	San Filippo Syndrome

1.3 Regenerative Medicine Program

The purpose of this program is to identify SBP compounds with the ability to promote the growth of stem cells in the brain and spinal cord to repair injury. A significant discovery in this reporting period was the identification of an SBP pharmacophore that promoted in vitro the division of brain stem cells. Animal studies designed to assess the ability of this pharmacophore to promote repair to traumatic injury of the brain will commence in early 2015.

2. Anti-tropomyosin technology

The significant development with this second drug technology platform was the identification of the lead drug candidate – ATM3507 (‘Anisina’). The selection of this lead candidate was based on the three criteria of (i) ease of manufacture, (ii) high on-target specificity, and (iii) ability to synergize the anti-cancer activity of anti-microtubule drugs.

Significant changes in the state of affairs

There were 4 significant changes in the state of affairs of the consolidated entity during the financial half-year:

1. Successful capital-raising of $1,855,000 (excluding transaction costs) in November 2014 through placement of shares and options to Australian investors;

2. Successful capital-raising of $5,862,600 (excluding transaction costs) in December 2014 through placement of shares and options to US institutional investors;

3. Appointment of Chief Operating Officer (Finance and Administration); and

4. Amendment to the Deed Poll Agreement signed on 5 December 2014, which voided the debt component of the Deed and transferred the liability into equity. It reduced the liability of the company by approximately $1,500,000.

There were no other significant changes in the state of affairs of the consolidated entity during the financial half-year.

Auditor’s independence declaration

A copy of the auditor’s independence declaration as required under section 307C of the Corporations Act 2001 is set out on the following page.

This report is made in accordance with a resolution of directors, pursuant to section 306(3)(a) of the Corporations Act 2001.

On behalf of the directors

/s/ Graham Kelly
Graham Kelly
Chairman

20 February 2015

Sydney

Level 17, 383 Kent Street Sydney NSW 2000 Correspondence to: Locked Bag Q800 QVB Post Office Sydney NSW 1230 T +61 2 8297 2400 F +61 2 9299 4445 E info.nsw@au.gt.com W www.grantthornton.com.au

Auditor’s Independence Declaration

To The Directors of Novogen Limited

In accordance with the requirements of section 307C of the Corporations Act 2001, as lead auditor for the review of Novogen Limited for the half-year ended 31 December 2014, I declare that, to the best of my knowledge and belief, there have been:

a	no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the review; and

b	no contraventions of any applicable code of professional conduct in relation to the review.

/s/ Grant Thornton

GRANT THORNTON AUDIT PTY LTD

Chartered Accountants

/s/ Louise Worsley

Louise Worsley

Partner - Audit & Assurance

Sydney, 20 February 2015

Grant Thornton Audit Pty Ltd ACN 130 913 594

a subsidiary or related entity of Grant Thornton Australia Ltd ABN 41 127 556 389

‘Grant Thornton’ refers to the brand under which the Grant Thornton member firms provide assurance, tax and advisory services to their clients and/or refers to one or more member firms, as the context requires. Grant Thornton Australia Ltd is a member firm of Grant Thornton International Ltd (GTIL). GTIL and the member firms are not a worldwide partnership. GTIL and each member firm is a separate legal entity. Services are delivered by the member firms. GTIL does not provide services to clients. GTIL and its member firms are not agents of, and do not obligate one another and are not liable for one another’s acts or omissions. In the Australian context only, the use of the term ‘Grant Thornton’ may refer to Grant Thornton Australia Limited ABN 41 127 556 389 and its Australian subsidiaries and related entities. GTIL is not an Australian related entity to Grant Thornton Australia Limited.

Liability limited by a scheme approved under Professional Standards Legislation. Liability is limited in those States where a current scheme applies.

Novogen Limited Statement of profit or loss and other comprehensive income For the half-year ended 31 December 2014

		Consolidated
	Note	31 Dec 2014	31 Dec 2013
		$	$

Revenue	3	5,565	29,206

Other income	4	1,950,364	290,988

Expenses
Research and development expense		(1,947,504)	(596,625)
General and administrative expense		(2,159,505)	(1,793,611)
Net fair value loss on convertible note derivative		(222,095)	(461,460)
Finance costs	5	(61,219)	(538,396)

Loss before income tax expense		(2,434,394)	(3,069,898)

Income tax expense		—	—

Loss after income tax expense for the half-year		(2,434,394)	(3,069,898)

Other comprehensive income

Items that may be reclassified subsequently to profit or loss
Net exchange difference on translation of financial statements of foreign controlled entities, net of tax		(280,316)	(8,404)
(Loss)/gain on the revaluation of available-for-sale financial assets, net of tax		(10,696)	4,389

Other comprehensive income for the half-year, net of tax		(291,012)	(4,015)

Total comprehensive income for the half-year		(2,725,406)	(3,073,913)

Loss for the half-year is attributable to:
Non-controlling interest		(186,987)	(14,635)
Owners of Novogen Limited		(2,247,407)	(3,055,263)

		(2,434,394)	(3,069,898)

Total comprehensive income for the half-year is attributable to:
Non-controlling interest		(217,902)	(15,110)
Owners of Novogen Limited		(2,507,504)	(3,058,803)

		(2,725,406)	(3,073,913)

		Cents	Cents

Basic earnings per share	15	(1.274)	(2.108)
Diluted earnings per share	15	(1.274)	(2.108)

The above statement of profit or loss and other comprehensive income should be read in conjunction with the accompanying notes

Novogen Limited Statement of financial position As at 31 December 2014

		Consolidated
	Note	31 Dec 2014	30 Jun 2014
		$	$

Assets

Current assets
Cash and cash equivalents	6	8,028,673	2,502,125
Trade and other receivables		82,331	65,969
Income tax refund due		6,055	2,654
Other		86,203	67,277

Total current assets		8,203,262	2,638,025

Non-current assets
Available-for-sale financial assets		36,531	47,227
Property, plant and equipment		15,713	13,627
Intangibles		1,675,166	1,960,218

Total non-current assets		1,727,410	2,021,072

Total assets		9,930,672	4,659,097

Liabilities

Current liabilities
Trade and other payables		899,779	258,759
Borrowings	7	931,697	2,707,189
Derivative financial instruments		315,327	173,225
Provisions		97,957	107,890

Total current liabilities		2,244,760	3,247,063

Total liabilities		2,244,760	3,247,063

Net assets		7,685,912	1,412,034

Equity
Contributed equity	8	149,954,800	142,585,975
Other contributed equity	9	1,716,101	—
Reserves	10	(115,411)	230,328
Accumulated losses		(143,552,940)	(141,305,533)

Equity attributable to the owners of Novogen Limited		8,002,550	1,510,770
Non-controlling interest		(316,638)	(98,736)

Total equity		7,685,912	1,412,034

The above statement of financial position should be read in conjunction with the accompanying notes

Novogen Limited Statement of changes in equity For the half-year ended 31 December 2014

		Other			Non-
	Contributed	contributed		Accumulated	controlling	Total
	equity	equity	Reserves	losses	interest	equity
Consolidated	$	$	$	$	$	$

Balance at 1 July 2013	137,662,915	—	216,101	(133,838,214)	—	4,040,802

Loss after income tax expense for the half-year	—	—	—	(3,055,263)	(14,635)	(3,069,898)
Other comprehensive income for the half-year, net of tax	—	—	(3,540)	—	(475)	(4,015)

Total comprehensive income for the half-year	—	—	(3,540)	(3,055,263)	(15,110)	(3,073,913)

Transactions with owners in their capacity as owners:
Contributions of equity, net of transaction costs (note 8)	3,815,929	—	—	—	17	3,815,946

Balance at 31 December 2013	141,478,844	—	212,561	(136,893,477)	(15,093)	4,782,835

		Other			Non-
	Contributed	contributed		Accumulated	controlling	Total
	equity	equity	Reserves	losses	interest	equity
Consolidated	$	$	$	$	$	$

Balance at 1 July 2014	142,585,975	—	230,328	(141,305,533)	(98,736)	1,412,034

Loss after income tax expense for the half-year	—	—	—	(2,247,407)	(186,987)	(2,434,394)
Other comprehensive income for the half-year, net of tax	—	—	(260,097)	—	(30,915)	(291,012)

Total comprehensive income for the half-year	—	—	(260,097)	(2,247,407)	(217,902)	(2,725,406)

Transactions with owners in their capacity as owners:
Contributions of equity, net of transaction costs (note 8)	7,368,825	—	—	—	—	7,368,825
Share-based payments	—	—	130,459	—	—	130,459
Recognition of equity component of compound financial instrument	—	1,500,000	—	—	—	1,500,000
Transfers	—	216,101	(216,101)	—	—	—

Balance at 31 December 2014	149,954,800	1,716,101	(115,411)	(143,552,940)	(316,638)	7,685,912

The above statement of changes in equity should be read in conjunction with the accompanying notes

Novogen Limited Statement of cash flows For the half-year ended 31 December 2014

		Consolidated
	Note	31 Dec 2014	31 Dec 2013
		$	$

Cash flows from operating activities
Loss before income tax expense for the half-year		(2,434,394)	(3,069,898)

Adjustments for:
Depreciation and amortisation		287,238	287,569
Share-based payments		—	124,918
Foreign exchange differences		(554,756)	(8,054)
Net fair value loss on derivative		222,095	461,460
Imputed interest on convertible note		60,959	139,089

		(2,418,858)	(2,064,916)

Change in operating assets and liabilities:
Decrease/(increase) in trade and other receivables		(38,689)	21,656
Increase/(decrease) in trade and other payables		991,850	(78,683)
Increase/(decrease) in employee benefits		(9,933)	21,129

Net cash used in operating activities		(1,475,630)	(2,100,814)

Cash flows from investing activities
Payments for property, plant and equipment		(4,272)	(11,357)
Payments for security deposits		—	(68,519)

Net cash used in investing activities		(4,272)	(79,876)

Cash flows from financing activities
Proceeds from issue of shares	8	7,722,881	—
Share issue transaction costs		(640,040)	—
Proceeds from borrowings		—	5,500,000

Net cash from financing activities		7,082,841	5,500,000

Net increase in cash and cash equivalents		5,602,939	3,319,310
Cash and cash equivalents at the beginning of the financial half-year		2,502,125	2,738,435
Effects of exchange rate changes on cash and cash equivalents		(76,391)	—

Cash and cash equivalents at the end of the financial half-year		8,028,673	6,057,745

The above statement of cash flows should be read in conjunction with the accompanying notes

Novogen Limited Notes to the financial statements 31 December 2014

Note 1. Significant accounting policies

These general purpose financial statements for the interim half-year reporting period ended 31 December 2014 have been prepared in accordance with Australian Accounting Standard AASB 134 ‘Interim Financial Reporting’ and the Corporations Act 2001, as appropriate for for-profit oriented entities. Compliance with AASB 134 ensures compliance with International Financial Reporting Standard IAS 34 ‘Interim Financial Reporting’.

These general purpose financial statements do not include all the notes of the type normally included in annual financial statements. Accordingly, these financial statements are to be read in conjunction with the annual report for the year ended 30 June 2014 and any public announcements made by the company during the interim reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

The principal accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period, unless otherwise stated.

New, revised or amending Accounting Standards and Interpretations adopted

The consolidated entity has adopted all of the new, revised or amending Accounting Standards and Interpretations issued by the Australian Accounting Standards Board (‘AASB’) that are mandatory for the current reporting period.

The adoption of these Accounting Standards and Interpretations did not have any significant impact on the financial performance or position of the consolidated entity during the financial half-year ended 31 December 2014 and are not expected to have any significant impact for the full financial year ending 30 June 2015. Any new, revised or amending Accounting Standards or Interpretations that are not yet mandatory have not been early adopted.

Note 2. Operating segments

Identification of reportable operating segments

The consolidated entity’s operating segment is based on the internal reports that are reviewed and used by the Board of Directors (being the Chief Operating Decision Makers (‘CODM’)) in assessing performance and in determining the allocation of resources.

Following the discontinued operations of the Oncology Drug Program and Wound Healing sectors and the consumer business in the prior year, the consolidated entity now operates in the Drug development business. There are no operating segments for which discrete financial information exists.

The information reported to the CODM, on at least a monthly basis, is the consolidated results as shown in the statement of profit or loss and other comprehensive income and statement of financial position.

Note 3. Revenue

	Consolidated
	31 Dec 2014	31 Dec 2013
	$	$

Bank interest	5,565	29,206

Note 4. Other income

	Consolidated
	31 Dec 2014	31 Dec 2013
	$	$

Net foreign exchange gain	366,768	290,988
Subsidies and grants	45,455	—
Research and development rebate	1,538,141	—

Other income	1,950,364	290,988

Novogen Limited
Notes to the financial statements
31 December 2014

Note 5. Expenses

	Consolidated
	31 Dec 2014	31 Dec 2013
	$	$

Loss before income tax includes the following specific expenses:

Depreciation
Property, plant and equipment	2,186	2,517

Amortisation
Patents and intellectual property	285,052	285,052

Total depreciation and amortisation	287,238	287,569

Finance costs
Interest and finance charges paid/payable	260	—
Imputed interest on convertible note	60,959	139,089
Convertible loan fee	—	399,307

Finance costs expensed	61,219	538,396

Note 6. Current assets - cash and cash equivalents

	Consolidated
	31 Dec 2014	30 Jun 2014
	$	$

Cash at bank and on hand	8,028,673	2,486,405
Short-term deposits	—	15,720

	8,028,673	2,502,125

Note 7. Current liabilities - borrowings

	Consolidated
	31 Dec 2014	30 Jun 2014
	$	$

Convertible loan note - HBMF	931,697	1,207,189
Convertible loan note - Triaxial	—	1,500,000

	931,697	2,707,189

Novogen Limited
Notes to the financial statements
31 December 2014

Note 7. Current liabilities - borrowings (continued)

Convertible note to Hudson Bay Master Fund (‘HBMF’)

The convertible note issued to HBMF was in four tranches, as follows:

Tranche 1 face value of $1,100,000, issued 4 July 2013

Tranche 2 face value of $1,100,000, issued 21 October 2013

Tranche 3 face value of $2,200,000, issued 15 November 2013

Tranche 4 face value of $1,650,000, issued 24 December 2013

The notes were issued at a discount of 10% on face value and are repayable between 21 days and 24 months after the date of issue, provided that the amount converted in each tranche is no less than $25,000 and no more than 50% of the face value of the most recently issued note. The convertible notes do not bear interest and are unsecured. The conversion price for the convertible securities is either 90% of the average of 3 daily volume-weighted average price (‘VWAP’) per share, during the 20 consecutive trading days immediately prior to the relevant conversion notice day, or a limited number at 130% of the average of the daily VWAP per share for the 20 consecutive trading days immediately prior to execution of the agreement.

The remaining unconverted notes as at 31 December 2014 are as follows:

Tranche 2 face value of $30,000 (repayable 21 October 2015)

Tranche 3 face value of $300,000 (repayable 15 November 2015)

Tranche 4 face value of $695,000 (repayable 24 December 2015)

Tranche 2, tranche 3 and tranche 4 are only repayable to the extent that the notes have not been converted by the 21 October 2015, 15 November 2015 and 24 December 2015 respectively. There is the additional option to force the noteholder to convert if the share price hits the $0.35 threshold.

As at 31 December 2014 tranche 5 remains undrawn.

Refer to note 14 for conversions subsequent to the reporting date.

Refer to note 9 for details on the convertible loan note - Triaxial.

Note 8. Equity - contributed equity

		Consolidated
	31 Dec 2014	30 Jun 2014	31 Dec 2014	30 Jun 2014
	Shares	Shares	$	$

Ordinary shares - fully paid	237,224,162	168,557,834	149,954,800	142,585,975

Movements in ordinary share capital

Details	Date	No of shares	Issue price	$

Balance	1 July 2014	168,557,834		142,585,975
Part conversion of convertible note tranche 2	18 November 2014	242,719	$0.091	21,996
Issue of shares	18 November 2014	16,859,988	$0.110	1,854,599
Part conversion of convertible note tranche 4	20 November 2014	963,856	$0.076	73,416
Part conversion of convertible note tranche 4	5 December 2014	986,843	$0.072	71,287
Issue of shares	18 December 2014	46,900,800	$0.097	5,862,600
Issue of shares on exercise of options	18 December 2014	45,455	$0.125	5,682
Part conversion of convertible note tranche 4	22 December 2014	2,666,667	$0.094	249,744
Less: share issue transaction costs		—		(770,499)

Balance	31 December 2014	237,224,162		149,954,800

Share buy-back

There is no current on-market share buy-back.

Novogen Limited
Notes to the financial statements
31 December 2014

Note 9. Equity - Other contributed equity

	Consolidated
	31 Dec 2014	30 Jun 2014
	$	$

Convertible loan note - Triaxial	1,716,101	—

On 4 December 2014, the consolidated entity and the convertible note holder (‘Triaxial’) signed a Convertible Note Deed Poll (‘Deed’) which superseded the precedent Loan Agreement between Triaxial shareholders and the consolidated entity. The Deed extinguishes the liability created by the Loan Agreement and allows Triaxial to convert their debt into ordinary shares instead of receiving a cash settlement, providing that the company achieves defined milestones established in the schedule of the Deed. Accordingly the convertible note has been reclassified as an equity instrument rather than debt instrument.

The convertible note may be exercised at the holders discretion as follows:

•	on completion of Phase 1a clinical trials: $400,000 converted into 16,000,000 ordinary shares in the company;

•	on receipt of Investigational New Drug approval from the US Food and Drug Administration $500,000 converted into 20,000,000 ordinary shares in the company; and

•	on completion of Phase II clinical trials: $600,000 converted into 24,000,000 ordinary shares in the company.

Note 10. Equity - reserves

	Consolidated
	31 Dec 2014	30 Jun 2014
	$	$

Available-for-sale reserve	(22,096)	(11,400)
Foreign currency reserve	(223,774)	25,627
Convertible note reserve	—	216,101
Share-based payments reserve	130,459	—

	(115,411)	230,328

Note 11. Equity - dividends

There were no dividends paid, recommended or declared during the current or previous financial half-year.

Note 12. Fair value measurement

Fair value hierarchy

The carrying values of financial assets and financial liabilities presented in these financial statements represent a reasonable approximation of fair value unless otherwise stated.

Novogen Limited
Notes to the financial statements
31 December 2014

Note 12. Fair value measurement (continued)

The following tables detail the consolidated entity’s assets and liabilities, measured or disclosed at fair value, using a three level hierarchy, based on the lowest level of input that is significant to the entire fair value measurement, being:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date

Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

Level 3: Unobservable inputs for the asset or liability

	Level 1	Level 2	Level 3	Total
Consolidated - 31 Dec 2014	$	$	$	$

Assets
Available for sale financial assets	36,531	—	—	36,531

Total assets	36,531	—	—	36,531

Liabilities
Derivative financial instruments on convertible note	—	—	315,327	315,327

Total liabilities	—	—	315,327	315,327

	Level 1	Level 2	Level 3	Total
Consolidated - 30 Jun 2014	$	$	$	$

Assets
Available for sale financial assets	47,227	—	—	47,227

Total assets	47,227	—	—	47,227

Liabilities
Derivative financial instruments on convertible note	—	—	173,225	173,225

Total liabilities	—	—	173,225	173,225

There were no transfers between levels during the financial half-year.

The carrying amounts of trade and other receivables and trade and other payables are assumed to approximate their fair values due to their short-term nature.

Note 13. Contingent liabilities

The consolidated entity is continuing to prosecute its Intellectual Property (‘IP’) rights and in June 2007 announced that the Vienna Commercial Court had upheld a provisional injunction against an Austrian company, APO trend. The consolidated entity has provided a guarantee to the value of €250,000 ($371,000) with the court to confirm its commitment to the ongoing enforcement process. As at 31 December 2014, the receivable balance has been fully impaired on the basis that it is unlikely to be recovered. The receivable balance and the corresponding provision for impairment are included in trade and other receivables.

On 27 January 2015, the consolidated entity attempted to reach settlement on reasonable terms with APO Trend during a hearing, which was rejected by the latter. The Court will convene another hearing on a date to be confirmed.

Note 14. Events after the reporting period

The company will hold a general meeting on 4 March 2015 in order to pass the following resolutions:

•	approve issue of shares to US investors in order to renew the company’s discretionary placement capacity;

•	approve the issue of options to US investors; and

•	approve the Employee Share Option Plan.

For more details please refer to the Notice of Meeting released on 30 January 2015.

Novogen Limited
Notes to the financial statements
31 December 2014

Note 14. Events after the reporting period (continued)

On 9 January 2015, 9,266,667 ordinary shares were issued on the part conversion of $695,000 convertible note (tranche 4). This conversion exhausted the whole value that was remaining in tranche 4. Consequently the value remaining for the other tranches was as follows:

•	Tranche 2: $30,000

•	Tranche 3: $300,000

On 16 January 2015 the company announced that it terminated the agreement with HBMF. However the provisions regarding any outstanding amount to convert and the options issued to HBMF (4,000,000 options for ordinary shares, exercisable by 3 July 2016 at $0.1906 per share) survived the termination until, either the full conversion of the remaining value of each tranche or their expiry.

On 10 February 2015, 3,586,957 ordinary shares were issued on the final conversion of $330,000 convertible notes ($30,000 for tranche 2 and $300,000 for tranche 3). This conversion exhausted the remaining value of all tranches, therefore the convertibles notes have expired as of the day of conversion.

Due to the termination of the agreement tranche 5 remains undrawn.

Issue of options to US investors

As part of the capital raising conducted in December 2014, the US investors will be issued 47 million options to acquire ordinary shares at $0.15 per share. The options will be issued in March 2015, pending the approval of the members at a general meeting scheduled 4 March 2015.

Issue of option to H.C. Wainwrights

Following the capital raising in December 2014, H.C. Wainwrights which acted as placement agent, was promised the issue of 1,876,032 options (based on engagement letter signed with Novogen) to acquire ordinary shares at $0.15 per share. The options will be issued in March 2015, pending the approval of the members at a general meeting scheduled 4 March 2015.

No other matter or circumstance has arisen since 31 December 2014 that has significantly affected, or may significantly affect the consolidated entity’s operations, the results of those operations, or the consolidated entity’s state of affairs in future financial years.

Note 15. Earnings per share

	Consolidated
	31 Dec 2014	31 Dec 2013
	$	$

Loss after income tax	(2,434,394)	(3,069,898)
Non-controlling interest	186,987	14,635

Loss after income tax attributable to the owners of Novogen Limited	(2,247,407)	(3,055,263)

	Number	Number

Weighted average number of ordinary shares used in calculating basic earnings per share	176,356,169	144,949,785

Weighted average number of ordinary shares used in calculating diluted earnings per share	176,356,169	144,949,785

	Cents	Cents

Basic earnings per share	(1.274)	(2.108)
Diluted earnings per share	(1.274)	(2.108)

60,000,000 unlisted convertible notes with a face value of $1,500,000, 3 tranches of unlisted convertible note with a face value of $1,025,000 and 20,814,533 unlisted options have been excluded from the above calculations as they were anti-dilutive.

Novogen Limited
Directors’ declaration
31 December 2014

In the directors’ opinion:

•	the attached financial statements and notes thereto comply with the Corporations Act 2001, Australian Accounting Standard AASB 134 ‘Interim Financial Reporting’, the Corporations Regulations 2001 and other mandatory professional reporting requirements;

•	the attached financial statements and notes thereto give a true and fair view of the consolidated entity’s financial position as at 31 December 2014 and of its performance for the financial half-year ended on that date; and

•	there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

Signed in accordance with a resolution of directors made pursuant to section 303(5)(a) of the Corporations Act 2001.

On behalf of the directors

/s/ Graham Kelly
Graham Kelly
Chairman

20 February 2015

Sydney

Level 17, 383 Kent Street Sydney NSW 2000 Correspondence to: Locked Bag Q800 QVB Post Office Sydney NSW 1230 T +61 2 8297 2400 F +61 2 9299 4445 E info.nsw@au.gt.com W www.grantthornton.com.au

Independent Auditor’s Review Report

To the Members of Novogen Limited

We have reviewed the accompanying half-year financial report of Novogen Limited (“Company”), which comprises the consolidated financial statements being the statement of financial position as at 31 December 2014, and the statement of profit or loss and other comprehensive income, statement of changes in equity and statement of cash flows for the half-year ended on that date, notes comprising a statement or description of accounting policies, other explanatory information and the directors’ declaration of the consolidated entity, comprising both the Company and the entities it controlled at the half-year’s end or from time to time during the half-year.

Directors’ responsibility for the half-year financial report

The directors of Novogen Limited are responsible for the preparation of the half-year financial report that gives a true and fair view in accordance with Australian Accounting Standards and the Corporations Act 2001 and for such controls as the directors determine is necessary to enable the preparation of the half-year financial report that is free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express a conclusion on the consolidated half-year financial report based on our review. We conducted our review in accordance with the Auditing Standard on Review Engagements ASRE 2410 Review of a Financial Report Performed by the Independent Auditor of the Entity, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the half-year financial report is not in accordance with the Corporations Act 2001 including: giving a true and fair view of the Novogen Limited consolidated entity’s financial position as at 31 December 2014 and its performance for the half-year ended on that date; and complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001. As the auditor of Novogen Limited, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

Grant Thornton Audit Pty Ltd ACN 130 913 594

a subsidiary or related entity of Grant Thornton Australia Ltd ABN 41 127 556 389

‘Grant Thornton’ refers to the brand under which the Grant Thornton member firms provide assurance, tax and advisory services to their clients and/or refers to one or more member firms, as the context requires. Grant Thornton Australia Ltd is a member firm of Grant Thornton International Ltd (GTIL). GTIL and the member firms are not a worldwide partnership. GTIL and each member firm is a separate legal entity. Services are delivered by the member firms. GTIL does not provide services to clients. GTIL and its member firms are not agents of, and do not obligate one another and are not liable for one another’s acts or omissions. In the Australian context only, the use of the term ‘Grant Thornton’ may refer to Grant Thornton Australia Limited ABN 41 127 556 389 and its Australian subsidiaries and related entities. GTIL is not an Australian related entity to Grant Thornton Australia Limited.

Liability limited by a scheme approved under Professional Standards Legislation. Liability is limited in those States where a current scheme applies.

A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Independence

In conducting our review, we complied with the independence requirements of the Corporations Act 2001.

Conclusion

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of Novogen Limited is not in accordance with the Corporations Act 2001, including:

a	giving a true and fair view of the consolidated entity’s financial position as at 31 December 2014 and of its performance for the half-year ended on that date; and

b	complying with Accounting Standard AASB 134 Interim Financial Reporting and Corporations Regulations 2001.

/s/ Grant Thornton

GRANT THORNTON AUDIT PTY LTD

Chartered Accountants

/s/ L M Worsley

L M Worsley

Partner - Audit & Assurance

Sydney, 20 February 2015